UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Mountain Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

647551100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street 2007 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street 2008 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street 2009 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street Direct Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 647551100

1	NAMES OF REPORTING PERSONS Adams Street Co-Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a) Name of issuer: New Mountain Finance Corporation

Item 1(b) Address of issuer’s principal executive offices:

787 Seventh Avenue, 48th Floor, New York, NY 10019

2(a) Name of person filing:

1.	Adams Street Partners, LLC

2.	Adams Street 2007 Direct Fund, L.P.

3.	Adams Street 2008 Direct Fund, L.P.

4.	Adams Street 2009 Direct Fund, L.P.

5.	Adams Street Direct Co-Investment Fund, L.P.

6.	Adams Street Co-Investment Fund II, L.P.

2(b) Address or principal business office or, if none, residence:

For all filing persons listed in 2(a) above: One North Wacker Drive, Suite 2200, Chicago, Illinois 60606

2(c) Citizenship:

1.	Adams Street Partners, LLC: Delaware

2.	Adams Street 2007 Direct Fund, L.P.: Delaware

3.	Adams Street 2008 Direct Fund, L.P.: Delaware

4.	Adams Street 2009 Direct Fund, L.P.: Delaware

5.	Adams Street Direct Co-Investment Fund, L.P.: Delaware

6.	Adams Street Co-Investment Fund II, L.P.: Delaware

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

647551100

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 (for all filing persons)

(b)	Percent of class: 0 (for all filing persons)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0 (for all filing persons)

(ii)	Shared power to vote or to direct the vote 0 (for all filing persons)

(iii)	Sole power to dispose or to direct the disposition of 0 (for all filing persons)

(iv)	Shared power to dispose or to direct the disposition of 0 (for all filing persons)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

Prior to disposing of such shares, Adams Street 2007 Direct Fund, L.P. (“AS 2007”), Adams Street 2008 Direct Fund, L.P. (“AS 2008”), Adams Street 2009 Direct Fund, L.P. (“AS 2009”), Adams Street Direct Co-Investment Fund, L.P. (“AS Co-Investment”), and Adams Street Co-Investment Fund II, L.P. (“AS Co-Investment II”) were the record owners of Common Stock of the Issuer, which shares may have been deemed beneficially owned by Adams Street Partners, LLC, the managing member of each of AS 2007’s, AS 2008’s, AS 2009’s, AS Co-Investment’s, and AS Co-Investment II’s respective general partners.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10. Certifications

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

ADAMS STREET PARTNERS, LLC

By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2007 DIRECT FUND, L.P.

By:	ASP 2007 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2008 DIRECT FUND, L.P.

By:	ASP 2008 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By:	ASP 2009 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET DIRECT CO-INVESTMENT FUND, L.P.

By:	ASP Direct Co-Invest Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET CO-INVESTMENT FUND II, L.P.

By:	ASP Co-Invest Management II, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

EXHIBIT 1

AGREEMENT TO MAKE A JOINT FILING

The undersigned hereby agree that this Schedule 13G is filed by and on behalf of each of them.

Date: February 14, 2013

ADAMS STREET PARTNERS, LLC

By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2007 DIRECT FUND, L.P.

By:	ASP 2007 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2008 DIRECT FUND, L.P.

By:	ASP 2008 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By:	ASP 2009 Direct Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET DIRECT CO-INVESTMENT FUND, L.P.

By:	ASP Direct Co-Invest Management, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President

ADAMS STREET CO-INVESTMENT FUND II, L.P.

By:	ASP Co-Invest Management II, LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara A. Robinson
Name:	Sara A. Robinson
Title:	Vice President